EXHIBIT 19.1

Insider Trading Policy
(as amended through February 27, 2023)

I.Covered Parties
This Insider Trading Policy (“Policy”) applies to all employees, contractors, directors, officers, and other related individuals of PROS Holdings, Inc. and its subsidiaries (“PROS” or the “Company”), their immediate family members, members of their households, and entities over which such individuals have or share voting or investment control (“Insiders”). This Policy also applies to any other person who receives material nonpublic information from any Insider. This Policy continues to apply following termination of employment or other relationship with PROS until after the second trading day that any material non-public information in the Insider’s possession has become public or is no longer material.

II.Prohibited Transactions and Practices
A.     PROS Securities. No Insider shall trade in the securities of PROS, or advise anyone else to do so, while in possession of material nonpublic information relating to PROS. For purposes of this Policy, the term “trade” includes any transaction in PROS securities (including gifts and pledges) and any transaction in any securities PROS may issue from time to time, as well as puts, calls or other derivative securities relating to PROS stock not issued by the Company, such as exchange-traded options. Insiders shall not engage in any of the following:

1. Short Sales. Short sales of PROS securities.
2. Hedging Transactions. Hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments).
3. Margin Accounts and Pledges. Holding PROS securities in a margin account or pledging Company securities as collateral for a loan, as such securities may be traded (for failing to meet a margin call or defaulting on the loan).

B.     Other Public Companies’ Securities. Insiders who possess material nonpublic information relating to other publicly traded companies as a result of employment with PROS or the performance of services on our behalf, shall not (1) buy or sell securities of such companies, (2) advise anyone else to do so, or (3) otherwise engage in any action to take personal advantage of that information.

C.     Tipping. No Insider shall disclose (“tip”) material nonpublic information relating to PROS or any other publicly traded PROS business partner to others outside PROS, including friends, family, or other acquaintances. Tipping includes passing information under circumstances that could suggest that you were trying to help another profit or avoid a loss.

D.     Making Securities Recommendations. Insiders shall not make recommendations or express opinions on trading in PROS securities while in possession of material nonpublic information, except to advise others not to trade in PROS securities if doing so might violate the law or this Policy. Insiders should refrain from discussing PROS business or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship. Inquiries about PROS should be directed to our Investor Relations team.

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III.Definition of “Material Nonpublic Information”
A.     “Material”. Information about PROS is “material” if it would be expected to affect the investment or voting decisions of a reasonable investor, or if the disclosure of the information would be expected to significantly alter the total mix of information in the marketplace about PROS. Material information is any type of information which could reasonably be expected to affect the market price of PROS securities or an investor’s decision to buy or sell PROS securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, the following information ordinarily would be considered material:

oFinancial performance, including operating results and changes in performance or liquidity.

oProjections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance.

oStrategic plans.

oSignificant cybersecurity risks and/or incidents, or any other significant disruption in PROS’ operations or loss, potential loss, breach or unauthorized access of our facilities or information technology infrastructure.

oNew major contracts, customers, suppliers, or finance sources or the loss thereof.

oDevelopment or release of a significant new product, process or service.

oSignificant pricing or cost changes.

oPotential mergers or acquisitions, the sale of assets or subsidiaries or major partner agreements.

oActual or threatened major litigation, or the resolution of such litigation.

oStock splits or securities/debt offerings.

oChanges in executive officers or the Board of Directors.

For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following PROS’ widespread public release of the information.

IV.Only Designated Spokespersons Authorized to Disclose Material Nonpublic Information
U.S. federal securities laws prohibit PROS from selectively disclosing material nonpublic information. PROS has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees may not, therefore, disclose material nonpublic information to anyone outside PROS, including family members and friends, other than in accordance with those established procedures. Any inquiries about PROS should be directed to our Investor Relations team.

V.PROS May Suspend All Trading Activities
To avoid any questions and to protect both employees and PROS from any potential liability, from time to time PROS may impose a “blackout” period during which some or all employees may not buy or sell PROS securities. A Compliance Officer will impose such a blackout period if, in his or her judgment, there exists nonpublic information that would make trades by PROS employees (or certain employees) inappropriate in light of the risk that such trades could be viewed as violating securities laws. If you are made aware of such a blackout period, do not disclose its existence to anyone.

VI.Individual Responsibility and Reporting

Each employee, officer, contractor and director is personally responsible for the actions of their family members and other persons with whom they have a relationship who are subject to this policy, including any pre-clearances required. Trading in PROS securities during the trading window should not be considered a “safe harbor,” and all Insiders should use good judgment at all times. Any employees who are unsure whether nonpublic information is material must consult a Compliance Officer for guidance before trading in any Company securities.

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Each person subject to this Policy may, from time to time, have to forego a proposed transaction even if he or she planned to make the transaction before learning material nonpublic information and even though the person may suffer economic loss or forego anticipated profit by waiting.

Any person who violates this Policy, the Company’s Disclosure Policy or any laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to a Compliance Officer or the Audit Committee of PROS Board of Directors.

VII.Consequences for Violations
A.    Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping include imprisonment for up to 20 years, criminal fines of up to $5 million, and civil penalties up to three times the profit made or loss avoided.

B.     Controlling Person Liability. PROS and the supervisors of the person violating the rules may also be subject to major civil or criminal penalties.

C.     Company Discipline. Violation of this Policy or applicable insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by PROS, up to and including termination of employment for cause.

VIII.Additional Restrictions for Named Insiders
Named Insiders are subject to the additional restrictions set forth in Appendix I hereto. Generally, Named Insiders include any person who by function of their role is consistently in possession of material nonpublic information or performs a role that is material to PROS as a whole.

A.     Section 16 Insiders. PROS has designated those persons listed on Exhibit A, as amended from time to time (each a “Section 16 Insider”), as the directors and executive officers who are subject to the restrictions of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) and the underlying SEC rules and regulations, as well as limitations on “short swing” trading of PROS securities (purchases and sales of securities of the same class in the open market during any six month period).

B.     Other Named Insiders. PROS has designated those persons listed on Exhibit B, as amended from time to time (“Other Named Insiders”), as subject to the additional restrictions in Appendix I.

IX.Employee Benefit Plan Exemptions
The trading restrictions in this Policy do not apply to the (a) exercise of stock options or other equity awards for cash only, (b) purchase of PROS securities pursuant to the employee’s advance instructions under PROS Employee Stock Purchase Plan, or (c) sales, on behalf of an employee by a brokerage firm selected by the Company, of shares as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as RSUs, under a Company equity plan and the employee does not otherwise exercise control over the timing of such sales. No alteration to instructions regarding the level of withholding or the purchase of PROS securities in such plans is permitted while in the possession of material nonpublic information. Any sale of securities acquired under such plan remains subject to the restrictions of this Policy, including all sales of securities acquired through the exercise of stock options or other equity awards, such as “same-day sale” or cashless exercise of PROS stock options.

X.Compliance Officers
PROS has designated Insider Trading Compliance Officers on Exhibit C (each a “Compliance Officer”) responsible for:

oAdministering, monitoring and enforcing compliance with the Policy.

oResponding to all inquiries relating to this Policy and its procedures.

oDesignating and announcing special trading blackout periods.

oProviding copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as a Compliance Officer determines have access to material nonpublic information concerning PROS.

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oAdministering, monitoring and enforcing compliance with insider trading laws and regulations.

oAssisting in the preparation and filing of all required SEC reports relating to trading in PROS securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

oMaintaining as Company records copies of all documents required by this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading.

oRevising the Policy as necessary to reflect changes in insider trading laws and regulations.

oMaintaining the accuracy of the list of Section 16 Individuals as set forth on Exhibit A and the list of Other Named Insiders as set forth on Exhibit B which shall consist of: (i) employees on the distribution list for PROS’ Disclosure Committee (who review PROS SEC reports), and (ii) such other persons as a Compliance Officer may designate from time to time.

Compliance Officers may designate one or more individuals to perform the Compliance Officer’s duties if a Compliance Officer is unable or unavailable to perform such duties. In fulfilling duties under this Policy, Compliance Officers shall be authorized to consult with PROS outside counsel.

XI.Governance Oversight
The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors is responsible for monitoring and recommending any modification to this Policy, if necessary or advisable, to the Board of Directors. The Committee will also review, at least annually, those individuals deemed to be (a) executive officers for purposes of Section 16 and will recommend any changes regarding such status to the Board of Directors; and (b) Named Insiders under this Policy.
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All Insiders Must Acknowledge Their Agreement to Comply with This Policy

The Policy will be available on PROS’ internal website, delivered to all persons subject to this Policy upon adoption, and to all new other persons at the start of their employment or relationship with PROS. Upon first receiving a copy of the Policy or any revised versions, each such person must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms. This acknowledgment and agreement will constitute consent for PROS to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

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APPENDIX I
ADDITIONAL RESTRICTIONS FOR NAMED INSIDERS

To minimize the risk of violations of the rules governing insider trading, we have adopted these restrictions relating to transactions in our securities by Section 16 Insiders and Other Named Insiders (collectively the “Named Insiders”). Named Insiders are individually responsible for ensuring compliance with this Appendix I, including restrictions on all trading during certain periods, by family members and members of their households and by entities over which they exercise voting or investment control. Named Insiders should provide each of these persons or entities with a copy of this Policy.

XII.Trading Window
Named Insiders shall trade only when not in possession of material nonpublic information during an open “trading window”. The trading window generally opens following the close of trading on the second full trading day following the public issuance of PROS’ earnings release for the most recent fiscal quarter and closes at the close of trading on the 16th day of the last month of a fiscal quarter. PROS may also impose a special blackout period at its discretion due to the existence of material nonpublic information. PROS will advise Named Insiders when the trading window opens and closes.

XIII.Additional Requirements for Named Insiders
A.    Trade Preclearance. Named Insiders must not trade in PROS securities, even during the open window, without pre-clearance from a Compliance Officer. Named Insiders must email requests for pre-clearance to a Compliance Officer at least two business days in advance of each proposed transaction. If the Named Insider does not receive a response from a Compliance Officer within 24 hours, the Named Insider must follow up to ensure that the message was received. Each Named Insider request for pre-clearance should include the nature of the proposed transaction and the expected date of the transaction. In addition, each request by a Section 16 Insider for pre-clearance should also include the number of shares involved, the contact information for the broker who will execute the transaction, and if the trade involves a stock option exercise, the specific option to be exercised. Any transactions by a Compliance Officer who is also a Named Insider shall be subject to pre-clearance by such Compliance Officer’s supervisor, the Chief Financial Officer or the Chief Executive Officer.

Once a trade is pre-cleared, the Named Insider may proceed with it on the approved terms subject to all other securities law requirements, such as Rule 144 and prohibitions regarding trading on the basis of inside information, and with any special trading blackout imposed by PROS prior to the completion of the trade. Pre-clearance is not required for trades pursuant to a pre-cleared Rule 10b5-1 trading plan.

B.     10b5-1 Plan Pre-Clearance. Named Insiders must obtain pre-clearance to establish a Rule 10b5-1 trading plan at least two full trading days prior to entry into or modification of the plan.

C.     Broker Verification. All Named Insiders must ensure that their broker does not execute any transaction for the Named Insider (other than under a previously authorized Rule 10b5-1 trading plan) until the broker has verified with a Compliance Officer that the transaction has been pre-cleared.

XIV.Additional Reporting Required for Section 16 Insiders
Section 16 Insiders shall immediately report the results of any trade or gift of PROS securities, including under a trading plan, to a Compliance Officer, with copies to PROS personnel who will assist the Section 16 Insider in preparing his or her Form 4, including the following transaction details:

oTransaction date (trade date).

oNumber of shares involved.

oPrice per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees).

oFor stock option exercises, the specific option exercised.
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oContact information for the broker who executed the transaction.

Section 16 Insiders shall arrange with persons whose trades must be reported by the Insider under Section 16 (such as immediate family members living in the Insider’s household) to immediately report directly to PROS and to the Insider. Note that while PROS Legal Department is available to assist in filing Section 16 reporting, the obligation to comply with Section 16 is personal.

XV.10b5-1 Trading Plan Guidelines
Insiders will not be deemed to have violated this Policy for transactions that meet all the following criteria:

A.     The transaction must be made pursuant to a documented plan (each a “Plan”) entered into in good faith that complies with all provisions of Rule 10b5-1 (the “Rule”), including the applicable required cooling-off period. Each Plan must be written and: :

1.specify the (x) amount of securities to be purchased or sold and (y) price at which and the date on which the securities are to be purchased or sold,

2.include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold, or

3.prohibit the Insider from exercising any subsequent influence over how, when, or whether to effect purchases or sales; provided in addition, that any other person, who pursuant to the Plan, does exercise such influence must not be aware of any material nonpublic information when doing so.

B.     Each Plan must be authorized prior to the effective time of any transactions under such Plan by a Compliance Officer. PROS reserves the right to withhold authorization of any Plan that a Compliance Officer determines, in his or her sole discretion,

1.fails to comply with the Rule;

2.exposes PROS or the Insider to liability under any applicable rule, regulation or law;

3.creates any appearance of impropriety;

4.fails to meet the guidelines established by PROS; or

5.otherwise fails to satisfy review by the Compliance Officer for any reason, in the sole discretion of the Compliance Officer.

C.     Any modifications to the Plan or deviations from the Plan without prior authorization of a Compliance Officer is a violation of this Policy. Any such modifications or deviations are subject to the authorization of a Compliance Officer in accordance with Section B above.

D.     Each Plan must be established at a time when the trading window is open and the person is not in possession of material nonpublic information.

E.     Each Plan must provide appropriate mechanisms to ensure that the Insider complies with all applicable rules and regulations, including Rule 144, Rule 701 and Section 16(b).

F.     Each Plan must provide for the suspension of all transactions under such Plan in the event that PROS, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance transaction or other similar events.
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None of PROS, the Compliance Officers, nor any of PROS’ officers, employees or other representatives shall be deemed, solely by their authorization of an Insider’s Plan, to have represented that any Plan complies with the Rule or to have assumed any liability or responsibility to the Insider or any other party if such Plan fails to comply with the Rule.
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